VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2N
WINDSOR, CT 06094-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

April 3, 2018

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Voya Retirement Insurance and Annuity Company Form S-3 Initial Registration Prospectus Title: Voya Guaranteed Account

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Retirement Insurance and Annuity Company, as registrant, and Voya Financial Partners, LLC, as distributor, hereby request that the effective date of this registration statement be accelerated to May 1, 2018.

If you have any questions, please call the undersigned at 860-580-2824.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

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